H1 2025 Financial Results 1 P ic tu re : 4 0 7 ET R July 29, 2025 H1 2025 FINANCIAL RESULTS

H1 2025 Financial Results 2 DISCLAIMER This presentation has been produced by Ferrovial SE (the “Company”, “we” or “us” and, together with its subsidiaries, the “Group”) for the sole purpose expressed herein. By accessing this presentation, you acknowledge that you have read and understood the following statements. Neither this presentation nor any of the information contained herein constitute or form part of, and should not be construed as, an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security of the Company. In this presentation, unless otherwise specified, the terms “Ferrovial,” the “Company,” “we,” “us,” and the “Group” refer to Ferrovial SE, individually or together with its consolidated subsidiaries, as the context may require. Neither this presentation nor the historical performance of the Group’s management team or the Group constitutes a guarantee of the future performance of the Company and there can be no assurance that the Group’s management team will be successful in implementing the investment strategy of the Group. Forward-Looking Statements This presentation contains forward-looking statements. Any express or implied statements contained in this presentation that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding estimates and projections provided by the Company and certain other sources with respect to the Company’s financial position, business strategy, plans, and objectives of management for future operations, dividends, capital structure, as well as statements that include the words “expect,” “aim,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “target,” “anticipate” and similar statements of a future or forward-looking nature, or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such statements may reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond the Company’s control and may be impossible to predict. Any forecast made or contained herein, and actual results, will likely vary and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this presentation or that any forecast made or contained herein will be achieved. Risks and uncertainties that could cause actual results to differ include, without limitation: risks related to our diverse geographical operations and business divisions; risks related to our acquisitions, divestments and other strategic transactions that we may undertake; the impact of competitive pressures in our industry and pricing, including the lack of certainty and costs in winning competitive tender processes; general economic and political conditions and events and the impact they may have on us, including, but not limited to, volatility or increases in inflation rates and rates of interest, exchange rate fluctuation, increased costs and availability of materials, and other ongoing impacts resulting from circumstances including changes in tariff regimes, the Russia/Ukraine conflict and the Middle East conflict; the fact that our business is derived from a small number of major projects; cyber threats or other technology disruptions; our ability to obtain adequate financing in the future as needed; statements with respect to our ability to fund future dividends or other distributions, and distribution processes and timelines; our ability to maintain compliance with the continued listing requirements of Euronext Amsterdam, the Nasdaq Global Select Market and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; our ability to comply with our ESG commitments or other sustainability demands, including changing expectations in connection with sustainability and ESG matters; our legal and regulatory risks given that we operate in highly regulated environments, and the impact of any changes in governmental laws and regulations, including but not limited to tax regimes or regulations; the impacts of accidents or other incidents at our project sites and facilities; physical and transitional risks in connection with the impacts of climate change; risks related to the adequacy or existence of our insurance coverage and any non-recoverable losses; risk associated with the international nature of our business and operations; our reliance on and ability to locate, select, monitor, and manage subcontractors and service providers; risks related to our holding company structure and from our joint venture and partnership operations; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2024 which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this presentation speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this press release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. In addition, certain industry data and information contained in this presentation has been derived from industry sources. The Company has not undertaken any independent investigation to confirm the accuracy or completeness of such data and information, some of which may be based on estimates and subjective judgments. Accordingly, the Company makes no representation or warranty as to the accuracy or completeness of such data and information. Other than as specified, the information contained in this presentation has not been audited, reviewed or verified by the external auditor of the Group. The information contained herein should therefore be considered as a whole and in conjunction with all the other publicly available information regarding the Group. Alternative Performance Measures and Non-IFRS Measures In addition to the financial information prepared under the International Financial Reporting Standards (“IFRS”), this presentation may include certain alternative performance measures (“APMs” or “non-IFRS measures”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015, and other financial or operational measures that are not presented in accordance with IFRS (collectively, "non-IFRS measures") that differ from financial information presented by the Group in its financial statements and reports containing financial information. The aforementioned non-IFRS measures include “Adjusted EBIT,” “Adjusted EBIT Margin,” “Adjusted EBITDA,” “Adjusted EBITDA Margin,” “Comparable or ‘Like-for-Like’ (‘LfL’) Growth,” “Order Book,” “Consolidated Net Debt,” “Cash flows excluding infrastructure projects (Ex-Infrastructure Cash Flows),” Cash flows from infrastructure projects (Infrastructure Cash Flows),” and “Ex-Infrastructure Liquidity.” These non-IFRS measures are designed to complement and should not be considered superior to measures calculated in accordance with IFRS. Although the aforementioned non-IFRS measures are not measures of operating performance, an alternative to cash flows, or a measure of financial position under IFRS, they are used by the Group’s management to review operating performance and profitability, for decision-making purposes, and to allocate resources. Moreover, some of these non-IFRS measures, such as “Consolidated Net Debt” are used by the Group’s management to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure. Furthermore, it is used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. Non-IFRS measures presented in this presentation are being provided for informative purposes only and shall not be construed as investment, financial, or other advice. The Group believes that there are certain non-IFRS measures, which are used by the Group’s management in making financial, operational and planning decisions, which provide useful financial information that should be considered in addition to the financial statements prepared in accordance with the accounting regulations that applies (IFRS EU), in assessing its performance. These are consistent with the main indicators used by the community of analysts and investors in the capital markets. However, they do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. They have not been audited, reviewed or verified by the external auditor of the Group. For further details on the definition, explanation on the use, and reconciliation of non-IFRS measures, please see the section on “Alternative performance measures” in Ferrovial SE’s Integrated Annual Report (including the Consolidated Financial Statements and Management Report) for the year ended December 31, 2024. Additional Information The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. The Company's filings can be accessed by visiting EDGAR on the SEC's website at www.sec.gov.

H1 2025 Financial Results 3 H1 2025 OVERVIEW Robust performance across all business divisions • Highways: Strong revenue and EBITDA1 growth from North American assets • Airports: Construction works at New Terminal One (NTO) continue to progress • Construction: Solid profitability with adjusted EBIT1 margin reaching 3.5% Net debt1 ex-infra projects2 reaching -€223M • 407 ETR investment of €1.3B • AGS divestment of €533M • Dividends collected from projects of €323M • Equity injections in NTO of €244M • Shareholder distributions of €334M Main corporate events since Q1 results • In June, Ferrovial completed the acquisition of a 5.06% stake in 407 ETR from AtkinsRéalis for approx. CAD2.0B, increasing its ownership in the Canadian highway from 43.23% to 48.29% • In June, Ferrovial completed the divestment of the mining services in Chile for €42M • In July, Ferrovial completed the sale of its 5.25% stake in Heathrow Airport for £466M (approx. €551M) • Ferrovial – led consortium shortlisted for bidding the I-24 Southeast Choice Lanes in Tennessee (1) Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see the Alternative Performance Measures appendix of the H1 2025 results report (2) Consolidated Net Debt of ex-infrastructure project companies. P ic tu re : N T E (U SA )

H1 2025 Financial Results 4 +15.9% US HIGHWAYS’ REVENUE vs. H1 2024 (% LfL) HIGHWAYS CONTINUED GROWTH IN US MANAGED LANES 2025 PERFORMANCE vs. 2024 (Q2 & YTD) PERFORMANCE & CONTRIBUTION FROM US ASSETS (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the H1 2025 results report. (2) Total dividends from Highways: €248M (€356M in H1 2024). H1 2024 figure includes the first dividend from I-77 with an extraordinary amount of €179M. +14.0% US HIGHWAYS’ ADJ. EBITDA1 vs. H1 2024 (% LfL) 97% OF HIGHWAYS’ ADJ. EBITDA1 88% OF HIGHWAYS’ REVENUE EUR M Q2 2025 % Ch H1 2025 % Ch LfL 1 Revenue 352 10.6% 676 14.9% Adj. EBITDA 1 261 16.0% 496 17.1% Adj. EBITDA mg 1 74.2% 73.4% €240M DIVIDENDS FROM NORTH AMERICAN ASSETS (€339M in H1 2024)2

407 ETR

DOUBLE-DIGIT EBITDA GROWTH DESPITE SCHEDULE 22 PROVISION

2025 PERFORMANCE vs. 2024 (Q2 & YTD)

CAD M	Q2 2025	VAR.	H1 2025	VAR.
Traffic (VKT M)	741	*5.8%*	1,266	*4.1%*
Revenue	523	*16.3%*	933	*19.7%*
EBITDA	444	*11.6%*	765	*13.0%*
EBITDA mg	*84.8%*		*81.9%*	
Avg revenue per trip (CAD)	16.3	*10.4%*	16.5	*15.5%*

CAD M	Q2 2025	VAR.	H1 2025	VAR.
Toll Revenue	496	*16.2%*	878	*19.3%*
Fee Revenue	27	*17.2%*	56	*25.4%*
Total Revenue	**523**	***16.3%***	**933**	***19.7%***

- In Q2 2025, Toll revenue growth primarily driven by higher toll rates effective January 1, 2025
- In Q2 2025, Fee revenue growth driven by higher account fees resulting from higher traffic volumes, as well as higher lease fees due to higher fee rates and higher enforcement fees

2025 TRAFFIC (VKTs) & EBITDA PERFORMANCE vs. 2024



Traffic
EBITDA
1.9%
15.0%
5.8%
11.6%
4.1%
13.0%
Q1' 2025
Q2' 2025
H1' 2025

- In Q2 2025, traffic growth driven by more targeted rush hour driving offers beginning in March, partially offset by adverse weather and a delay in construction activities in the 401
- Demand segmentation enhancing value for users and maximize EBITDA growth

Schedule 22:

CAD19.3M

provision accrued in Q2 2025, included in EBITDA[1]

CAD45.2M in H1 2025

DIVIDEND DISTRIBUTIONS

- CAD200M dividend was paid in H1 2025 (CAD175M in H1 2024, +14.3%)
- CAD250M dividend approved to be distributed in Q3 2025 (CAD225M in Q3 2024, +11.1%)

(1) At the end of each reporting period, Management prepares an estimate of the Schedule 22 Payment for the calendar year 2025 (2025 Schedule 22 Payment Estimate). The Schedule 22 Payment expense for the Q2 of 2025 is determined by allocating the 2025 Schedule 22 Payment Estimate, on the basis of dividing the toll revenues of the Q2 of 2025, over the total estimated toll revenues for 2025.The Schedule 22 Payment expense for each quarter of 2025 will fluctuate due to the seasonal nature of the business.
Note: The 407ETR financial information presented here is based on the financial statements of 407 ETR

ferrovial | H1 2025 Financial Results
5

H1 2025 Financial Results 6 P ic : L B J 6 2025 PERFORMANCE vs. 2024 (Q2 & YTD) REVENUE PER TRANSACTION NTE NTE 35W LBJ • Traffic grew despite the increasing construction traffic affecting nearby corridors • Traffic impacted by Capacity Improvement construction works • Adj. EBITDA in Q2 2025 includes $1.3M of revenue share (none in Q2 2024) and$2.7M in H1 2025 • Solid traffic growth • Adj. EBITDA includes $4.9M of revenue share in Q2 2025, vs. $6.7M in Q2 2024 (for the period Jan-Jun 2024, accrued in Q2) and $9.9M in H1 2025 (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the H1 2025 results report DFW MANAGED LANES STRONG GROWTH IN REVENUE AND EBITDA NTE LBJ NTE35WH1 2025 DIVIDEND DISTRIBUTION (100%, $M): 108M 52M 99M NTE LBJ NTE35W Q2 2025 VAR. H1 2025 VAR. Q2 2025 VAR. H1 2025 VAR. Q2 2025 VAR. H1 2025 VAR. Revenue Adj. EBITDA 1 Adj. EBITDA mg1 Revenue/transaction P ic tu re : LB J (U SA ) Q1 2025 Q2 2025 H1 2025 Q1 2025 Q2 2025 H1 2025 Q1 2025 Q2 2025 H1 2025

I-66

ROBUST DEMAND DURING PEAK HOURS

2025 PERFORMANCE vs. 2024 (Q2 & YTD)

USD M	Q2 2025	VAR.	H1 2025	VAR.
Transactions (M)	9	*6.9%*	16	*5.5%*
Revenue	81	*29.5%*	144	*30.2%*
Adj. EBITDA[1]	66	*29.5%*	116	*31.4%*
Adj. EBITDA mg[1]	*81.3%*		*80.3%*	
Revenue/transaction	8.5	*20.1%*	8.4	*22.5%*

- Growth in traffic and revenue per transaction driven by corridor growth, particularly during peak hours, despite severe weather in H1 2025

REVENUE PER TRANSACTION (USD)



25.6%
20.1%
22.5%
Q1 2025
Q2 2025
H1 2025

$64M
DIVIDEND DISTRIBUTION (at 100%)

I-77

STRONG REVENUE & ADJ. EBITDA GROWTH

2025 PERFORMANCE vs. 2024 (Q2 & YTD)

USD M	Q2 2025	VAR.	H1 2025	VAR.
Transactions (M)	11	*2.3%*	21	*1.4%*
Revenue	35	*27.9%*	63	*25.2%*
Adj. EBITDA[1]	22	*36.1%*	39	*22.0%*
Adj. EBITDA mg[1]	*63.4%*		*62.1%*	
Revenue/transaction	3.1	*25.3%*	3.0	*23.8%*

- Growth in traffic despite adverse weather in H1 2025, with positive impact from closures on alternative routes observed in previous quarters mostly dissipated
- Adj. EBITDA includes $6.0M in revenue sharing for Q2 2025, including the revenue share from extended vehicles vs. $3.6M in Q2 2024 (accrual of revenue share for the period January-June 2024). Revenue sharing, including extended vehicles sharing, totaled $10.3M for H1 2025 (vs. USD 4.4M in H1 2024)

REVENUE PER TRANSACTION (USD)



25.3%
23.8%
21.8%
Q1 2025
Q2 2025
H1 2025

$22M
DIVIDEND DISTRIBUTION (at 100%)

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the H1 2025 results report


Picture: I-66 (USA)

ferrovial | H1 2025 Financial Results
7

H1 2025 Financial Results 8 NEW TERMINAL ONE AT JFK PHASE A REFINANCING COMPLETE DALAMAN SOLID ADJ. EBITDA GROWTH P ic tu re : N ew T er m in a l O n e, N Y, U SA • Traffic affected by lower domestic performance, with international traffic in line with 2024. Turkish tourism industry affected by inflation, macro situation and geopolitical instability in Middle East • EBITDA improvement driven by higher commercial income per pax, partially offset by higher OPEX due to inflation EUR M Q2 2025 VAR. H1 2025 VAR. Passengers (M) 1.7 -0.5% 2.0 -0.3% Revenue 26 11.2% 29 10.4% Adj. EBITDA 1 21 9.0% 20 10.9% Adj. EBITDA mg 1 82.4% 70.0% • NTO (New Terminal One) remains on budget & on schedule facing a crucial year for construction and integration • 72% construction progress • Commitments from 21 airlines (13 executed agreements and 8 letters of intent) • In July 2025, $1.4B long-term green bonds issuance, with an all-in interest cost of 5.4% (weighed average maturity of 28 years) €244M €63M €986M (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the H1 2025 results report.

CONSTRUCTION

SOLID PROFITABILITY

2025 PERFORMANCE vs. 2024 (Q2 & YTD)

EUR M	Q2 2025	Q2 2024	% VAR.	H1 2025	H1 2024	% VAR. LfL[1]
Revenue	1,869	1,895	*-1.4%*	3,453	3,371	*2.6%*
Adj. EBITDA[1]	104	116	*-10.1%*	191	184	*4.2%*
Adj. EBITDA mg[1]	*5.6%*	*6.1%*		*5.5%*	*5.5%*	
Adj. EBIT[1]	67	75	*-10.9%*	119	107	*11.2%*
Adj. EBIT mg[1]	*3.6%*	*4.0%*		*3.5%*	*3.2%*	

- **Budimex:** steady profitability (7.3% Adj. EBIT mg[1]) in line with H1 2024
- **Webber:** 2.7% Adj. EBIT mg[1] in H1 2025, also stable vs H1 2024
- **Ferrovial Construction:** profitability recovered (1.6% Adj. EBIT mg[1] in H1 2025) compared to H1 2024 (1.1%)

ORDER BOOK[1] AT PEAK LEVEL

- Focus on local markets and lower weight of large design and build projects with non-group companies
- €2.7B contracts not included in Q2 2025 order book (pre-awards or pending financial close)
- Breakdown by geography:



45%
23%
13%
11%
1%
7%
US & CAN
Poland
Spain
UK
Australia
RoW

€17,265M
+9.4% LfL (2)

OPERATING CASH FLOW

- H1 2025 Operating CF mainly impacted by lack of relevant advance payments



H1 2024
H1 2025
-53
-104

OUTLOOK

- Average long-term target of 3.5% Adjusted EBIT margin[1]



Picture: Ontario Line project (Canada)

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the H1 2025 results report.
(2) Order book vs Dec. 2024.

ferrovial | H1 2025 Financial Results

H1 2025 Financial Results 10 (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the H1 2025 results report P&L Q2 & H1 2025 € M Q2 2025 Q2 2024 H1 2025 H1 2024 Revenue 2,410 2,388 4,469 4,267 Adjusted EBITDA 1 347 349 655 603 Depreciation -115 -116 -224 -218 Adjusted EBIT 1 233 233 431 385 Disposals & impairments -22 16 6 275 16 6 Operating profit/(loss) 211 399 706 551 Financial Results -29 -66 -146 -119 Financial Result from infrastructure projects -9 8 -107 -211 -209 Financial Result from ex-infrastructure projects 69 42 65 9 0 Equity-accounted affiliates 60 71 104 114 Profit/(loss) before tax from continuing operations 241 404 664 546 Income tax -7 -67 -15 -37 Net profit/(loss) from continuing operations 234 337 649 509 Net profit/(loss) from discontinuing operations 13 2 13 9 Net profit/(loss) 247 339 662 518 Net profit/(loss) attributed to non-controlling interests -73 -59 -122 -104 Net profit/(loss) attributed to the parent company 174 280 540 414 P ic tu re : i- 6 6 ( U SA )

H1 2025 Financial Results 11 Dividends from projects Construction Op. Cash Flow (ex-tax payments, ex- dividends) Other cash flows from (used in) operating activities (ex-tax payments) Tax payments Cash flows from (used in) investing activities (ex- Interests received & ex- Divestments) Interest received and other investing activities cash flows Divestments Shareholder Distributions Other cash flows from (used in) financing activities Effect of exchange rate on Cash & Cash equivalents H1 2025 CHANGE IN CONSOLIDATED NET DEBT1 EX-INFRASTRUCTURE PROJECT COMPANIES (€ M) NET DEBT EUR -1,794M OPERATING (EUR 85 M) INVESTING (EUR -1,039 M) FINANCING (EUR -1,019 M) CASH CASH DEBT & OTHERS DEBT & OTHERS CASH FLOWS EUR -1,974 M CHANGES IN DEBT AND OTHER NET DEBT COMPONENTS EUR +427 M FY 24 H1 25 NET DEBT EUR -223M (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the H1 2025 results report. FX HEDGING POSITION: €188M MtM as of June 30 2025 (Million) Notional MtM (€ M)

H1 2025 Financial Results 12 CLOSING REMARKS • • • • • • • 12 P ic tu re : I -7 7 i i l lt i i l l

H1 2025 Financial Results 13 Q&A P ic : N T E (U SA )

H1 2025 Financial Results INVESTOR RELATIONS +34 91 586 25 65 +31 207 983 724 ir@ferrovial.com www.ferrovial.com P ic tu re : N T E (U SA )